UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

17009993

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IUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2017 REGISTRATIONS BRANCH 15

SEC FILE NUMBER
8-69224

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **Heikkinen Energy Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2601 WESTHEIMER RD SUITE C 240
(No. and Street)

Houston (City) TX (State) 77098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Heikkinen 713-955-5330 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Suite 502 (Address) White Plains (City) NY (State) 10601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State of Texas -
County of Harris

OATH OR AFFIRMATION

I, David Heikkinen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heikkinen Energy Securities, LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON THURMOND
Notary Public, State of Texas
My Commission Expires
February 21, 2017

Signature

CEO / Founder

Title

Shannon Thurmond

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Veintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

We have audited the accompanying statement of financial condition of Heikkinen Energy Securities, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Heikkinen Energy Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heikkinen Energy Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3 Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital, and Heikkinen Energy Securities, LLC's Exemption Report (Assertions Report) has been subjected to audit procedures performed in conjunction with the audit of Heikkinen Energy Securities, LLC's financial statements. The supplemental information is the responsibility of Heikkinen Energy Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplémental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3 Computation of Net Capital Pursuant to Rule 15c3-1 And Reconciliation of Computation of Net Capital, and Heikkinen Energy Securities, LLC's Exemption Report (Assertions Report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

ASSETS	
Cash	$ 2,394,261
Accounts receivable	1,530,415
Receivable from clearing broker/dealer	180,332
Clearing deposit	250,000
Intercompany receivable	409,755
Fixed assets	235,089
Prepaid expenses	128,361
TOTAL ASSETS	$ 5,128,213
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 71,498
Line of credit payable	1,375,000
Deferred rent	37,380
Deferred Income	12,500
TOTAL LIABILITIES	1,496,378
Member's Equity	3,631,835
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,128,213

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC

Statement of Income

Year Ended December 31, 2016

Revenue	
Commissons Income	$ 2,749,768
Consulting / Research Fees	5,976,069
Investment Banking	2,155,468
Interest Income	12,436
Other Income	200
TOTAL REVENUE	10,893,941
Operating Expense	
Compensation	7,674,062
Clearing Expenses	335,060
Occupancy Expenses	299,117
Technology and Communication Expenses	199,052
General, Administrative, Regulatory and Miscellaneous Expense	1,896,158
Total Operating Expense	10,403,449
Net Income	$ 490,492

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

	Total
Balances at December 31, 2015	$ 2,795,578
Distribution to member - cash	-
Contributions from member	345,765
Net income	490,492
Balances at December 31, 2016	$ 3,631,835

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Change to Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2016

Balance at January 1, 2016	$ -
Additions:	1,375,000
Deductions:	-
Balance at December 31, 2016	$ 1,375,000

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2016

OPERATING ACTIVITIES	
Net Income	$ 490,492
Adjustments to reconcile Net Income	
to net cash (used in) operations:	
Accounts Receivable	(1,113,587)
Receivable from clearing broker/dealer	142,919
Accounts Receivable Affiliate	(409,755)
Fixed Assets	(235,089)
Prepaid expenses	(114,831)
Accounts Payable	54,383
Accounts Payable Affiliate	(395,421)
Deferred Rent	37,380
Deferred Income	(2,083)
Net cash (used in) Operating Activities	(1,545,592)
INVESTING ACTIVITIES	-
Net cash provided by Investing Activities	-
FINANCING ACTIVITIES	
Line of Credit Payable	1,375,000
Member Equity:Parent Equity	345,765
Net cash provided by Financing Activities	1,720,765
Net cash increase for period	175,173
Cash at beginning of period	2,219,088
Cash at end of period	$ 2,394,261

See accompanying notes to financial statements.

HEIKKINEN ENERGY SECURITIES, LLC
Notes to Financial Statements
For the Year Ended December 31, 2016

1. Organization and Summary of Significant Accounting Policies

Organization
CDH Securities (the "Company") changed its name to Heikkinen Energy Securities, LLC on October 14, 2015. It is a Texas LLC formed in December 2012 and is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA") and Security Investors Protection Corporation ("SIPC"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to customers.

The Company is a wholly owned subsidiary of Heikkinen Energy Advisors LLC (the "Parent").

The Company provides investment banking, financial advice, equity research and sales to the energy and institutional investment industries. The Company also participates in the underwriting of securities offered for sale in public markets. The Company is based in Houston, Texas, and maintains a branch office in New Orleans, Louisiana. At December 31, 2016, the Company was registered as a limited broker-dealer in 16 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 27, 2017 which is the date the financial statements were available to be issued.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2016 there were no cash equivalents.

Investment Banking Revenue
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees, underwriting fees and sales concessions are recorded on offering date.

Commission Income
Revenues are comprised of commissions on trade executions for retail customers. Commissions on such transactions are recorded on a trade date basis as is the related expense. Interest revenue is generated on margin accounts and is recognized as earned.

Research Revenue
The Company provides research on the oil and gas exploration and production industry and related equity on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, or through third-party commission sharing agreements. Direct payments and commission sharing payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Deferred Revenue
Deferred revenue represents revenues collected but not earned as of December 31, 2016. This is primarily composed of revenue for research. If the subscription period is conducted over the year-end, deferred revenue is recorded for all revenue related to fulfillment of subscriptions in the next fiscal year.

Property and Equipment
Furniture, equipment and software purchases over $1,000 are depreciated on a straight-line basis over their estimated useful lives of three to seven years.

Income Taxes
No provision for income taxes has been recorded as the Company is a limited liability company. Accordingly, the individual member reports its share of the company's income or loss on its income tax return.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2012.

The Company records monthly estimated Texas Franchise Tax based on the income earned. The December 31, 2016 $36,058 estimated franchise taxes will reviewed and adjusted in the following year based on the final tax calculations.

2. Due From Clearing Broker

The Company has a clearing agreement with a clearing broker, which will provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $250,000. This deposit is included in the clearing deposit in the statement of financial condition.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

U.S. GAAP requires disclosure of the estimated fair value of certain financial instruments, and the methods and significant assumptions used to estimate their fair value, including financial instruments not carried at fair value on the Company's statement of financial condition. As of December 31, 2016, no assets or liabilities required fair value measure.

4. Property and Equipment

Property and equipment consists of the following as of December 31, 2016:

Furniture and equipment	$	275,223
Leasehold improvements		139,853
Computer equipment		2,900
	$	417,976
Less: Accumulated depreciation		(182,887)
Net book value	$	235,089

Depreciation for the year ended December 31, 2016 amounted to $69,583.

5. Compensated Absences

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

6. Revolving Line of Credit – Subordinated Debt

The Company has a revolving line of credit with its bank bearing variable interest rate determined at the date of each advance at the rate agreed upon between the lender and the Company. The revolving line of credit matures November 1, 2018. The credit facility allows borrowings up to $3,000,000. This obligation is secured by personal guarantees of the Company's officers. At December 31, 2016, there were $1,375,000 advances against the line of credit.

The lender irrevocably agrees that the obligations of the Broker/Dealer under this agreement with respect to the payment of principal and interest are and shall be fully and irrevocably subordinated in the right of payment and subject to the prior payment or provision for payment if full of all claims of all other present and future creditors of the Company whose claims are not similarly subordinated.

7. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of the Rule, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 or 6 2/3% of aggregate indebtedness, as defined by the Rule. At December 31, 2016 the Company had net capital of $2,703,084 which resulted in excess net capital of $2,603,084. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

8. Risks and Concentrations

The Company maintains all of its cash in a major bank, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

9. Related Party Transactions

The Company terminated the Expense Sharing Agreement with its Parent effective December 31, 2015. Effective January 1, 2016 the Company began booking all actual expenses directly.

The Company incurred costs totaling $409,755 to companies affiliated by common ownership and is included in the Statement of Financial Condition as Intercompany Receivable.

HEIKKINEN ENERGY SECURITIES, LLC
Computation for Determination of Reserve Requirements and Information
Relating to Possession or Control Requirements for Broker Dealers
Pursuant to Rule 15c3-3
December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

Schedule I

HEIKKINEN ENERGY SECURITIES, LLC
Pursuant to Rule 17a-5
December 31, 2016

Computation of Net Capital

Total member's equity qualified for net capital	$ 3,631,835
Additions	
Liabilites subordinated to claimes of general credits	1,375,000
Total capital and allowable subordinated liabilities	5,006,835
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	1,530,415
Fixed Assets	235,089
Intercompany Receivable	409,755
Prepaid expenses	128,361
Total Non-allowable assets	2,303,620
Haircuts on securities	
Other securities	131
Total Haircuts	131
Net Capital	$ 2,703,084
Aggregate indebtedness	
Total A.I. liabilities	121,378
Total aggregate indebtedness	$ 121,378
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 2,603,084
Ratio of aggregate indebtedness to net capital	.04 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2016.

See accompanying independent auditor's report.

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Member
of Heikkinen Energy Securities, LLC

We have reviewed management's statements, included in the accompanying Heikkinen Energy Securities, LLC's Exemption Report (Assertions Report), in which (1) Heikkinen Energy Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Heikkinen Energy Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Heikkinen Energy Securities, LLC stated that Heikkinen Energy Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Heikkinen Energy Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Heikkinen Energy Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

HEIKKINEN ENERGY SECURITIES, LLC

Heikkinen Energy Securities, LLC. Assertions

Heikkinen Energy Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Heikkinen Energy Securities, LLC.

I, David Heikkinen, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

David Heikkinen, CEO and Founder

January 4, 2017

The
LeGaye Law Firm P.C.

Tel: (281) 367-2454
Fax: (866) 338-6353

www.LeGayeLaw.com

2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 28, 2017

Via Overnight Delivery

SEC
Mail Processing
Section
MAR 0 1 2017
Washington DC
406

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Heikkinen Energy Securities, LLC; Firm ID # 166636
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find the counter-original Annual Audited Reports for the fiscal year ended December 31, 2016 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or David Heikkinen – Heikkinen Energy Securities, LLC.

Sincerely,

Peggy Walton

Peggy Walton*
Enclosures (as stated)

cc: David Heikkinen – Heikkinen Energy Securities, LLC (electronic)
SEC – Fort Worth Regional Office (w/enclosure)
FINRA (electronic)
Securities Investor Protection Corporation (SIPC) (electronic)

** Not Licensed to Practice Law*

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2016

HEIKKINEN ENERGY SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2016

CONTENTS